FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated December 21, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date:	December 21, 2007	By:	/s/ Marc Beuls
			Name:	Marc Beuls
			Title:	President and Chief Executive Officer

By:	/s/ David Sach
	Name:	David Sach
	Title:	Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
December 21, 2007

MILLICOM TO REDEEM 4% CONVERTIBLE BONDS

New York and Stockholm - December 21, 2007 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that it has given notice to make an early repurchase of its US$200,000,000 4% Convertible Bonds due 2010, as is permitted under the agreement.

On January 21, 2008, pursuant to Section 7(b) of the terms and conditions of the 4% convertible bonds due 2010, Millicom will redeem the entire outstanding amount of the bonds at 100% of the principal amount plus accrued interest up to and excluding the redemption date.  The aggregate principal amount of the bonds outstanding as of December 18, 2007 was US%199,000,000.

Bondholders will have until 5.00pm London time on January 11, 2008 to exercise their rights to convert the bonds into ordinary shares or Swedish Depository Receipts representing fully paid ordinary shares at a conversion price of US$34.86 per ordinary share.  On December 18, 2007, the closing price of Millicom's ordinary shares on NASDAQ was US$107.13.  The procedures for exercising conversion rights are set forth in the terms and conditions of the bonds.

Marc Beuls, CEO of Millicom commented, "We are forcing redemption to reduce our corporate debt and, over time, we will increase debt within our operating companies which will increase balance sheet efficiency and have a positive impact on the consolidated tax position. Millicom will save some US$15.8m in interest costs by paying back this debt early."

Millicom International Cellular S.A. is a global telecommunications group with mobile operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group's mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees and representatives acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls                                                                  Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach                                                                   Telephone:  +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                Telephone:  +44 7798 576 378
Investor Relations

Visit our web site at: www.millicom.com